UniCredito Italiano



03050027

File No. 82 - 3185

SUPPL

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE
COMMISSION
Washington, D.C. 20549
U.S.A.

Milan, March 28th , 2003



SEC MAIL PROCESSING
RECEIVED
APR 0 8 2003
WASH. D.C. 181 SECTION

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Extraordinary and Ordinary Shareholders Meeting of UniCredito Italiano, which was published in the Official Gazette of the Italian Republic on March 26th , 2003.

The above Notice will be also published in the "Sole 24 Ore", "La Repubblica" (Italian edition) on March 29th 2003, in the "Financial Times" (European edition) on March 31th 2003.

With kindest regards, we remain

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Yours faithfully,

UniCredito Italiano
Direzione Centrale

Affari Societari e Legali
/RP

UniCredito Italiano S.p.A.

Direzione Centrale
Piazza Cordusio
20121 Milano

Tel 02/8862.1
e-mail info@unicredit.it

Sede Legale: Genova - Direzione Centrale: Milano, Piazza Cordusio - Capitale sociale euro 3.139.297.891,00 interamente versato - Banca iscritta all'Albo delle Banche e Capogruppo del Gruppo Bancario UniCredito Italiano - Albo dei gruppi bancari cod. 3135.1 - Iscrizione al Registro delle Imprese di Genova (Tribunale di Genova), Codice fiscale e P. IVA n° 00348170101- Aderente al Fondo Interbancario di tutela dei depositi

dlw 4/16



A joint stock company
Registered office: Via Dante 1, Genoa (Italy)
Head office: Piazza Cordusio, Milan (Italy)
Registered with the Genoa Court, tax code and Vat number no. 00348170101
and with the Banks Register and belonging to the UniCredito Italiano Banking Group,
registered with the Banking Groups Register under Code no. 3135.1.
Member of the Interbank Deposit Protection Fund
Capital: € 3,148,070,110.00, fully paid up.

The Shareholders of UniCredito Italiano are called to an Extraordinary Shareholders' Meeting to be held on 30 April 2003 at 9.00 am in Genoa - via Dante, 1 - and, if necessary, on second and third call, on 5 May at 6.30 pm and 6 May at 2.30 pm respectively, at the same place.
They are also called to an Ordinary Shareholders' Meeting to be held on 30 April at 9.20 am in Genoa - Via Dante 1 - and, if necessary, on second call on 6 May at 3.30 pm, at the same place, or in any case at the end of the Extraordinary Meeting, to discuss and to resolve on the following

AGENDA

Extraordinary Meeting

1. Delegation to the Board of Directors of the power to resolve on a free increase in the capital share as provided for by article 2349 of the Civil Code, by using the special reserve as called "Riserva connessa al sistema di incentivazione a medio termine per il Personale di Gruppo" - for this purpose built up and year by year rebuilt or increased – for a maximum amount of Euro 5.000.000,00 corrispondent to a maximum amount of 10.000.000 ordinary shares to be reserved to the executive personnel of the parent Company, of the banks, and of companies of the Group, who, in positions thought meaningful for the attainment of turn out of the company, have reached their individual goals; subsequent amendments to the bylaws.
2. Delegation to the Board of directors of the power to resolve on a free increase in the capital share as provided for by article 2349 of the Civil Code, by using the special reserve as called "Riserva connessa al sistema di incentivazione a medio termine per il Personale di Gruppo" - for this purpose built up and year by year rebuilt for a maximum amount of Euro 12.500.000 corrispondent to a maximum amount of 25.000.000 ordinary shares subject to a three-year vesting period, to be given to the employees of UniCredito Italiano S.p.A., of its banks, and of other group companies who have chosen to receive UniCredit shares as part of the company annual reward system;subsequent amendments to the bylaws;
3. Extension for maximum five years of the final term of exercise of "UniCredito Italiano 2000-2004 rights of subscription", of "UniCredito Italiano Rights of subscription 2001-2004", of "UniCredito Italiano Rights of subscription 2002-2006", of "UniCredito Italiano - Ex Rolo Banca 1473 Spa rights of subscription 2001-2005" and of "UniCredito Italiano - Ex Rolo Banca 1473 Spa rights of subscription 2002-2005", giving to the Board of directors the power to determine the relative duration for each of the existing plans.

ORDINARY MEETING

1. Presentation of the financial statements as at 31 December 2002 along with the Board of Directors', Auditing company's and Statutory Auditors' report;

presentation of the Consolidated Annual Report and of the Annual Social Environmental Report;

2. Allocation of net profit for the year.

The meeting may be attended by the holders of ordinary shares who have received, pursuant to Art. 85 of Decree no. 58 of 24 February 1998, the proper certification issued by a broker belonging to the centralized custody and settlement system run by Monte Titoli S.p.A.

The dividend approved by the shareholders will be payable starting from May, 22nd 2003 (with the shares going ex-dividend on May, 19th 2003).

Background reports concerning the items on the agenda, together with a copy of the financial statements for the year ended December, 31st 2002 of the report of the Auditing Company, will be filed by April, 15th 2003 at the company's registered office and headquarters as well as at Borsa Italiana S.p.A., the company that runs the stock market. All shareholders have the legal right to view these materials.

THE CHAIRMAN OF THE BOARD OF DIRECTORS

The shareholders are kindly invited to arrive earlier than the scheduled time to make the preliminary proceedings easier and to start the meeting on time.

As provided for by Art. 13 of the Articles of Association, "except where otherwise governed by current laws on proxy votes, shareholders with the right to attend the Annual General Meeting may be represented by third parties (whether shareholders or not), in accordance with Article 2372 of the Civil Code".